PRESS RELEASE

Banro Appoints Additional Independent Director to its Board

Toronto, Canada – May 20, 2015 – Banro Corporation ("Banro" or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that Mick Oliver has been appointed to the Company's board of directors as an additional independent director.

Mr. Oliver has 38 years’ experience in the mining sector. From 1996 to 2014, he held senior positions with CIBC World Markets Inc., becoming in 2011 Managing Director (Head of Mining Team) in the global mining investment banking group. Prior to this, he worked for 10 years with HSBC covering natural resources, where, from 1990 to 1996, he was a Partner, Corporate Finance. Mr. Oliver is currently Managing Director of Natural Resources Global Capital Partners, an independent advisory business offering financial and technical advice to the global natural resource sector. Mr. Oliver began his career as a mining engineer, with eight years of managerial experience in precious and base metals in Zambia and South Africa. He graduated from Nottingham University in 1976 with a joint mining/geology degree and from the University of the Witswatersrand, South Africa in 1985 with an MBA. He is a Fellow of the Institute of Mining & Metallurgy and a Chartered Engineer, and holds a Mine Manager’s Certificate from South Africa.

Commenting on Mr. Oliver’s appointment, Richard Brissenden, Banro’s Chairman of the Board, stated: "We are pleased that Mick is joining Banro’s board of directors. Mick’s exceptional mining industry experience and knowledge will be invaluable to Banro as it continues to develop and unlock the vast potential of its 100% owned Twangiza-Namoya gold belt.”

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com